UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

AVIGEN, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

053690103

(CUSIP Number)

December 31, 2008

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20581E104	SCHEDULE 13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS. Allianz SE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 20581E104	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS. Dresdner Bank Aktiengesellschaft
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER -0-
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

ITEM 1.	(a).	Name of Issuer:

AVIGEN, INC.

	(b).	Address of Issuer’s Principal Executive Offices:

1301 Harbor Bay Parkway, Alameda, CA 94502, United States of America

ITEM 2.	(a).	Name of Person Filing:

Allianz SE

Dresdner Bank Aktiengesellschaft

	(b).	Address of Principal Business Office or, if None, Residence:

Allianz SE, Königinstrasse 28, 80802 Munich, Federal Republic of Germany Dresdner Bank Aktiengesellschaft, Jürgen-Ponto-Platz 1, 60301 Frankfurt am Main, Federal Republic of Germany

	(c).	Citizenship:

See Item 4 on page 2. See Item 4 on page 3.

	(d).	Title of Class of Securities:

Common Stock

	(e).	CUSIP Number:

053690103

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a).	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b).	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c).	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d).	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e).	☐	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f).	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g).	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i).	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j).	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See Item 9 on page 2.

See Item 9 on page 3.

	(b)	Percent of class:

See Item 11 on page 2. See Item 11 on page 3.

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or direct the vote:

See Item 5 on page 2. See Item 5 on page 3.

		(ii)	Shared power to vote or direct the vote:

See Item 6 on page 2. See Item 6 on page 3.

		(iii)	Sole power to dispose or direct the disposition of:

See Item 7 on page 2. See Item 7 on page 3.

		(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on page 2. See Item 8 on page 3.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Allianz SE, its former subsidiary, Dresdner Bank AG, and a subsidiary of Dresdner Bank AG held Common Stock of the Issuer.

Allianz SE completed its sale of Dresdner Bank AG to Commerzbank AG on January 12, 2009, following which Dresdner Bank AG ceased to be a subsidiary of Allianz SE.

ITEM 8.	Identification and Classification of the Members of the Group.

Not applicable

ITEM 9.	Notice of Dissolution of Group.

Not applicable

ITEM 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date

ALLIANZ SE

/s/ Dr. Reinhard Preusche
Signature

Dr. Reinhard Preusche
Prokurist
Name/Title

/s/ Michael Sieburg
Signature

Michael Sieburg
Prokurist
Name/Title

February 13, 2009
Date

DRESDNER BANK AKTIENGESELLSCHAFT

/s/ Manfred Metz
Signature

Manfred Metz
Prokurist
Name/Title

/s/ Dietmar König
Signature

Dietmar König
Prokurist
Name/Title

EXHIBIT NO.	EXHIBIT
99.1	Joint Filing Agreement

EXHIBIT NO. 99.1 TO SCHEDULE 13G/A

JOINT FILING AGREEMENT

ALLIANZ SE and DRESDNER BANK AKTIENGESELLSCHAFT, hereby agree that, unless differentiated, this amendment to Schedule 13G is filed on behalf of each of the parties.

February 13, 2009
Date

ALLIANZ SE

/s/ Dr. Reinhard Preusche
Signature

Dr. Reinhard Preusche
Prokurist
Name/Title

/s/ Michael Sieburg
Signature

Michael Sieburg
Prokurist
Name/Title

February 13, 2009
Date

DRESDNER BANK AKTIENGESELLSCHAFT

/s/ Manfred Metz
Signature

Manfred Metz
Prokurist
Name/Title

/s/ Dietmar König
Signature

Dietmar König
Prokurist
Name/Title